Exhibit 99.1

News release…

Date: 6 December 2004
Ref: PR393g

Diavik approves construction of new dike

The owners of the Diavik diamond mine (Rio Tinto 60%) today announced approval for the construction of the A418 dike, and funding for further study of the viability of underground mining, including the construction of an exploratory decline.

Construction of the A418 dike is expected to cost US$190 million and will commence in the summer of 2005. First production from the A418 pit will be in early 2008.

The exploratory decline will provide access to the A418 pipe and both the North and South A154 pipes to provide data to support feasibility studies into underground mining of the three diamond ore bodies. These studies will be completed in the first half of 2007. The cost of the feasibility studies, including the exploratory decline, together with a process plant optimisation programme, is expected to be US$75 million.

The development of the A418 open pit and, subsequently, the underground mines will enable Diavik Diamonds to capture the additional value due to better than anticipated process plant performance and higher than anticipated diamond values.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Background

The Diavik Diamond Mine, located in the sub-arctic region of Canada’s Northwest Territories, is an unincorporated joint venture between Rio Tinto’s Diavik Diamond Mines Inc (60% interest) and Aber Diamond Corporation (40% interest).

Diavik currently has a number of diamond-bearing bodies called kimberlite pipes, including those designated A154South, A154North and A418 referred to in this release, located under Lac de Gras. Commercial production commenced in early 2003 following an investment of C$1.3 billion and two years of construction, involving innovative engineering, to allow temporary access to the lake bottom.

Diavik was built after significant environmental study and local community consultation, and today is providing local northern and aboriginal communities with significant benefits in the form of training, employment and new business opportunities.

Diavik produced 3.8 million carats in 2003 and production in 2004 will be well over seven million carats. Production in 2005 is expected to be over 8.5 million carats.

Diavik’s annual production is expected to be between seven and nine million carats until at least 2010. The Diavik mine life is projected to be 20 years.

US dollar amounts in this release are based on a US dollar/Canadian dollar exchange rate of 0.73.